MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2007
August 14, 2007

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three and nine months ended June 30, 2007 and the audited financial statements of Eiger Technology, Inc. (“Eiger” or “the Company”) for the year ended September 30, 2006.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Eiger considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY OVERVIEW

Eiger Technology, Inc.

Eiger Technology, Inc. is a holding company with two main investments; Racino Royale, Inc. (“Racino”) and Newlook Industries Corp. (“Newlook”). Racino is listed on the Nasdaq OTCBB under the symbol “RCNR”. Newlook is listed on the TSX Venture Exchange under the symbol “NLI”. Eiger is a public company listed as symbol “AXA” on the Toronto Stock Exchange and as “ETIFF” on the Nasdaq OTCBB. Eiger’s head office is located in Toronto Ontario and has five staff.

Racino Royale, Inc.

Racino’s mandate is the conduct of horseracing and horseracing track development opportunities.  During the nine month period ended June 30, 2007, Eiger disposed of part (1,400,000 common shares) of its investment in Racino thereby reducing its ownership stake to approximately 45%.  Subsequent to the end of the current quarter on August 8, 2007, Eiger disposed of its remaining interest in Racino.

Newlook Industries Corp.

Newlook is a telecommunications company that has a portfolio of products and services through its wholly-owned subsidiary, Onlinetel Corp., whose operations have been serving the Canadian market for over 13 years.  Beginning in March 2007 and ending in June 2007, Newlook completed an acquisition of a 53% equity stake in Wireless Age Communications, Inc., a telecommunications company listed on the NASD OTCBB under the symbol “WLSA”.  Going forward, Newlook anticipates more acquisitions to enhance its position in the telecommunication services industry. Newlook currently has 15 staff and is listed on the TSX Venture Exchange under the symbol “NLI”.

On February 28, 2007, Eiger disposed of a portion (6,000,000 common shares) of its investment in Newlook to a group of independent investors and granted an option to the same investors on its remaining investment. Pursuant to the terms of the option the investors have the option to acquire seven blocks of common shares beginning on March 15, 2007 and ending on March 15, 2010. At June 30, 2007, Eiger held a 42% equity position in Newlook.  It is anticipated that the options will be exercised and the proceeds will be used for investment purposes.  It is projected that the complete Newlook divestiture will enhance Eiger's treasury by an estimated $2 million.

RESULTS OF OPERATIONS

Due to the decline in Eiger’s ownership interest in Newlook to 42% and in Racino to 45% it no longer consolidates the operating results of these two entities. Eiger equity accounts or records its share of earnings or losses in these investees.

Consolidated revenues for the quarter ended June 30, 2007, were nil, compared to $1,082,000 in the prior year. Gross profit was nil in the current quarter compared to $499,000 for the prior year. As mentioned above the year over year reduction in revenue and gross profit is a result of changing from consolidation accounting to equity accounting for it’s investments in Newlook and Racino.

Expenses increased from $473,000 during the three month period ended June 30, 2006 to $1,045,000 in the current quarter. The current quarter included a severance provision for the Company’s former CEO.

The Company recorded losses of $229,000 as its share of Newlook and Racino operations during the current quarter and nil in the comparative period in the prior year.

Due to the divestiture of a portion of its interest in Newlook the Company recorded a dilution gain of $4,479,000, representing the disposal of its share of previously consolidated losses.

The Company also recorded a loss of $31,000 attributable to non-controlling interests in Racino during the three month period ended June 30, 2007 compared to $36,000 for Newlook and Racino in the comparative period in the prior year.

For the three month period ended June 30, 2007, consolidated net earnings were $3,175,000 ($0.08 per share), compared to a loss of $439,000 ($0.01 per share) during the three month period ended June 30, 2006. The current years earnings is attributable to a dilution gain arising from the Company’s disposal of part of its investment in Newlook.

Eiger has entered into agreements to dispose of its investments in Racino and Newlook and intends to use proceeds from the disposal for investment purposes.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters as reported in the particular period:
Fiscal Qtr – Month End	Q3-6/07	Q2-3/07	Q1-12/06	Q4-9/06	Q3-6/06	Q2-3/06	Q1-12/05	Q4-9/05
Fiscal Year	2007	2007	2007	2006	2006	2006	2006	2005
Revenues	0	0	840,000	629,000	1,082,000	1,026,000	1,022,000	651,000
Income (Loss) From Operations	(1,045,000)	(231,000)	(170,000)	851,000	(439,000)	(148,000)	(172,000)	(515,000)
Net Earnings (Loss)	3,175,000	(800,000)	(170,000)	851,000	(439,000)	(148,000)	(172,000)	694,000
Earnings Per Share from Operations	(0.03)	(0.01)	0.00 0.01		(0.01)	0.00	0.00	(0.01)
Net Earnings Per Share	0.08	(0.02)	0.00	0.01	(0.01)	0.00	0.00	0.02

LIQUIDITY

Cash, cash equivalents and short-term investments at June 30, 2007 was $37,000 compared to $102,000 at September 30, 2006.  Eiger has no bank debt facilities.  The Company’s working capital deficit improved from $1,829,000 at September 30, 2006 to $1,222,000 at June 30, 2007. The change is primarily the result of no longer consolidating the balance sheets of Newlook and Racino.

On May 14, 2007, the Company closed a non-brokered private placement of 3,570,000 units of its securities at a price of $0.15 per unit. Each unit is comprised of one share and three share purchase warrants. The warrants, each of which is convertible to one common share, are exercisable for a period of three years at various exercise prices. The Company received proceeds of $536,000. If the warrants are fully exercised, the Company will receive additional cash proceeds of $5,355,000.

The Company’s consolidated financial statements for the quarter ended June 30, 2007 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $1,222,000 and an accumulated deficit of $43,272,000 as at June 30, 2007. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and proceeds received from the divestiture of its investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

Eiger had no off-balance sheet arrangements as at June 30, 2007.

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in note 16 of the consolidated financial statements for the year ended September 30, 2006, are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation. Service fees charged by directors, officers or corporations owned by management personnel during the quarter totaled $75,000.

PROPOSED TRANSACTIONS

The Company has no proposed asset or business acquisition or disposition that the board of directors or senior management has decided to proceed with at the present time.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, except as noted in note 18 of the consolidated financial statements for the year ended September 30, 2006, are consistent in all material respects with accounting principles generally accepted in the United States of America. However, the Company’s interest in Newlook and Racino have been reduced to 42% and 45%, respectively. The critical accounting policies followed by the Company are as follows:

Fair Value of Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and advance to corporation.

The Company, in the normal course of business, is exposed to credit risk from its debtors. Management believes that sufficient allowance has been made for bad debts based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation

Executives and certain senior managers of the Company participate in the stock-based compensation plan, as described in note 14 to the consolidated financial statements for the year ended September 30, 2006. Effective October 1, 2004, the Company adopted, on a retroactive basis, the recommendations of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. These recommendations require that compensation for all equity based awards made to non-employees and employees be measured and recorded in the consolidated financial statements at fair value. The fair value of stock based compensation is determined using the Black-Scholes option pricing model. The resulting value is charged against income over the vesting periods of the option.

For fiscal years prior to 2005, the Company applied the intrinsic value based method of accounting for share-based compensation awards granted to employees, as permitted by GAAP. As the Company has selected the retroactive application without restatement method, the impact on net income of adopting the fair value based method in the comparative period is disclosed in note 15(c) of the consolidated financial statements for the year ended September 30, 2006.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates.  Eiger does not hedge its foreign currency as it deals almost exclusively in the domestic currency.  As at June 30, 2007, the Company had no financial instruments.

OTHER MD&A REQUIREMENTS

Annual Information Form

Additional information relating to the Company, including the Company’s Annual Information Return, may be found on SEDAR at www.sedar.com.

Disclosure of Outstanding Share Data

As at June 30, 2007, the Company had authorized 100,000,000 Common Shares without par value and had issued 42,389,054 Common Shares. If all options were exercised the number of Common Shares outstanding would be 53,099,054.